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                                                                   Exhibit 99.13

                              M e m o r a n d u m

                                August 13, 1998


TO:         Board of Directors
            Ophthalmic Imaging Systems


FROM:       Colette Cozean
            President, Chief Executive Officer
            and Chairman, Premier Laser Systems, Inc.


COPIES TO:  William J. Simpson, Esq.

SUBJECT:    Premier/OIS Transaction

     Due to the unavailability of our financial statements, we will be unable to proceed with our previously proposed acquisition of the remaining 49% interest in Ophthalmic Imaging Systems by the August 21, 1998 termination date of our acquisition agreement dated February 25, 1998. I have been authorized by our Board of Directors, however, to make the attached restructuring proposal that would replace the terms of our current acquisition agreement.

     Although we prefer to proceed on the basis of the attached proposal, we are willing to proceed as outlined below instead if that is your preference:

     1.     Premier will reduce by $500,000 the debt owed to Premier by OIS;

     2. OIS will promptly repay the remaining outstanding debt OIS owes to Premier; and

     3. The existing Premier/OIS acquisition agreement will be terminated, including any obligation of either party to pay any penalties.

     This memorandum and the attached proposal are not legally binding on either party. Any legally binding obligation of the parties would occur only upon the signing of definitive agreements by the parties.
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                            RESTRUCTURING PROPOSAL
                          Premier Laser Systems, Inc.
                                August 13, 1998


     A.   Immediate Steps:
          ---------------

          1. Premier will lend an aggregate of an additional $500,000 to OIS under secured promissory notes at an interest rate of 8.5% according to the following schedule as the described milestones are achieved by OIS:

                a. $100,000 when OIS transfers its manufacturing and warehouse facilities to Premier;

                b. $100,000 when OIS transfers day to day accounting, including payroll, accounts receivable and accounts payable, to Premier (Note: Steve Lagorio's position with OIS shall remain the same);

                c.   $100,000 when OIS reduces its facility size to one suite;

                d. $100,000 when OIS transfers its sales, administrative, technology and field service, research and development and regulatory departments to Premier; and

                e. $100,000 forty-five days after OIS has achieved all of the above four milestones.

                The secured notes for the aggregate amount of $500,000 will each be due on the sooner to occur of (i) August 21, 1999 or (ii) the sale of OIS to a third party.

          2. The existing note payable between Premier and OIS for $500,000 will be extended to cover the actual amount outstanding under the loan pursuant to mutually agreeable documentation.

          3. The existing Premier/OIS stock acquisition agreement will be terminated, including any obligation of either party to pay any penalties.

          4. OIS will give Premier the right to acquire OIS in a transaction involving cash and/or stock at a price of $2.10 per share, which right may be exercised by Premier on or before August 21, 1999. This purchase will be recommended/approved by the OIS Board, subject to the exercise by the Board members of their fiduciary duty.

          5. On a going forward basis, OIS will only issue shares of OIS stock for cash consideration.
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          6.    In order to allow Premier to maintain a 51% ownership interest in OIS, OIS will give Premier the right to purchase additional shares of OIS Common Stock from OIS at the lesser of (i) $1.65 per share or (ii) the price per share paid under paragraph 4 above. Premier will pay for these shares by cancelling an appropriate portion of the debt owned by OIS to Premier under any notes payable (and the Premier credit availability will be reduced accordingly). This purchase right shall expire upon a sale of OIS to a third party.

          7. OIS will have the right to negotiate a sale of OIS, provided that the cash consideration to be received by Premier in such a sale would cover all debts owed by OIS to Premier, the purchase price paid by Premier to acquire OIS shares and all expenses incurred by Premier in acquiring shares of OIS (including, but not limited to, attorney, investment banking and accounting fees). If, however, the per share sale price to a third party would produce a higher total return to Premier, Premier would be entitled to receive such higher amount.

     B.   Future Step:
          -----------

          A joint operating plan will be prepared that will outline the full integration of OIS and Premier. The joint operating plan will contain an unwind provision outlining what will happen with sales, marketing and manufacturing personnel and functions should OIS be sold to a third party.

          This proposal is not legally binding on either party. Any legally binding obligation of the parties would occur only upon the signing of definitive agreements by the parties. In addition, the consummation of the transactions contemplated by this proposal is contingent upon the approval by Premier of OIS' final financial/restructuring plan.